# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RYAN SPECIALTY HOLDINGS CLASS A A, CIK 0001849253
CUSIP: 78351F107
Title of class of securities: COMMON
Address of issuer's principal executive offices: 155 NORTH WACKER DRIVE, Suite 4000, Chicago, Illinois (IL), 60606
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001465109

## Reporting persons
- Neuberger Berman Group LLC: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,901,057; sole dispositive power 0; shared dispositive power 6,244,768; aggregate amount beneficially owned 6,244,768 (5.1% of the class); the aggregate amount excludes certain shares
- Neuberger Berman Investment Advisers LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 5,593,976; sole dispositive power 0; shared dispositive power 5,936,787; aggregate amount beneficially owned 5,936,787 (4.9% of the class)

## Item 1. Issuer
Name of issuer: RYAN SPECIALTY HOLDINGS CLASS A A
Address of issuer's principal executive offices: 155 NORTH WACKER DRIVE, Suite 4000, Chicago, IL, 60606.

## Item 2. Person Filing
Name of person filing:
Neuberger Berman Group LLC
Neuberger Berman Investment Advisers LLC
Address of principal business office or, if none, residence:
1290 Avenue of the Americas
New York, NY 10104
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: group (OO)

## Item 4. Ownership
Amount beneficially owned:
6244768

Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Asia Ltd.,
Neuberger Berman Canada ULC, and Neuberger Berman
Investment Advisers LLC and certain affiliated persons may be deemed to beneficially own the securities covered by this report in their various fiduciary capacities by virtue of the provisions of Exchange Act Rule 13d-3. Neuberger Berman Group LLC, through its subsidiaries Neuberger Berman
Investment Advisers Holdings LLC and Neuberger Trust
Holdings LLC controls Neuberger Berman Trust Co N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada
ULC, Neuberger Berman Trust Co of Delaware N.A. and
Neuberger Berman Investment Advisers LLC and certain affiliated persons.
This report is not an admission that any of these entities are the beneficial owner of the securities covered by this report and each of Neuberger Berman Group LLC, Neuberger
Berman Investment Advisers Holdings LLC, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A.,
Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC,
Neuberger Berman Trust Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC and certain affiliated persons disclaim beneficial ownership of the securities covered by this statement pursuant to Exchange Act Rule 13d-4.
The information in this filing reports securities of the issuer that may be deemed to be beneficially owned by
Neuberger Berman Group LLC, Neuberger Berman Investment
Advisers Holdings LLC, Neuberger Trust Holdings LLC, Neuberger Berman Trust Co N.A., Neuberger Berman Asia
Ltd., Neuberger Berman Canada ULC, Neuberger Berman Trust
Co of Delaware N.A. and Neuberger Berman Investment Advisers LLC ("NBG Filers"). The securities of the issuer, if any, that may be deemed to be beneficially owned by NB
Alternatives Advisers LLC and other subsidiaries of Neuberger Berman Group LLC that are separated from the
NBG Filers by an information barrier in accordance with SEC
Release No. 34-39538 (January 12, 1998) are not reflected in this filing.
Percent of class: 5.1
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 5901057
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 6244768

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person:
Neuberger Berman Group LLC and its affiliates may be deemed to be beneficial owners of securities for purposes of Exchange Act Rule 13d-3 because they or certain affiliated persons have shared power to retain, dispose of or vote the securities of unrelated clients. Neuberger Berman Group LLC or its affiliated persons do not, however, have any economic interest in the securities of those clients. The clients have the sole right to receive and the power to direct the receipt of dividends from or proceeds from the sale of such securities. Other than named in this filing, no one client has an interest of more than 5% of the issuer.

With regard to the shares set forth under item 4(c)(ii), Neuberger Berman Group LLC may be deemed to be the beneficial owner for purposes of Rule 13d-3 because certain affiliated persons have shared power to retain, dispose of and vote the securities. In addition to the holdings of individual advisory clients, Neuberger Berman Investment Advisers LLC serves as investment manager of Neuberger Berman Group LLC's various registered mutual funds which hold such shares. The holdings belonging to clients of Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC and Neuberger Berman Investment Advisers LLC are also aggregated to comprise the holdings referenced herein.

In addition to the shares set forth under Item 4(c)(ii) for which Neuberger entities also have shared power to dispose of the shares, item 4(c)(iv) also includes shares from individual client accounts over which Neuberger Berman Investment Advisers LLC has shared power to dispose but does not have voting power over these shares. The holdings of Neuberger Berman Trust Co N.A., Neuberger Berman Trust Co of Delaware N.A., Neuberger Berman Asia Ltd., Neuberger Berman Canada ULC and Neuberger Berman Investment Advisers LLC, are also aggregated to comprise the holdings referenced herein.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Neuberger Berman Group LLC: Brad Cetron, Brad Cetron / Managing Director (11/13/2026)
- Neuberger Berman Investment Advisers LLC: Brad Cetron, Brad Cetron / Managing Director (11/13/2026)